

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 14, 2016

Sondra L. Barbour
President and Chief Executive Officer
Abacus Innovations Corporation
c/o Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, MD 20817

> **Re: Abacus Innovations Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4/S-1**
> **Filed May 27, 2016**
> **File No. 333-210797**

Dear Ms. Barbour:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2016 letter.

Explanatory Note

1.   In response to prior comment 1, you indicate that it is possible that Lockheed Martin may not determine the means by which it will distribute the shares of Splitco common stock until after the effective date of the registration statement, but your response to prior comment 10 suggests that the exchange ratio for the split-off will be included in the registration statement prior to effectiveness. Please explain how these responses are consistent, or otherwise advise.

Questions and Answers about this Exchange Offer and the Transactions

Questions and Answers about this Exchange Offer

Q: Will all shares of Lockheed Martin common stock that I tender be accepted in this exchange offer?, page 10

2.   We note your response to prior comment 3 and reissue the comment. Please revise to quantify the maximum number of shares of Lockheed Martin common stock that may be acquired in the exchange offer. To the extent that the final exchange ratio could result in the exchange of all of the outstanding shares of Lockheed Martin common stock, the disclosure should be revised accordingly to reflect this information. Refer to Item 1004(a) of Regulation M-A and Rule 14e-1(b) of Regulation 14E.

Unaudited Pro Form Combined Consolidated Financial Statements and Supplemental Combined Consolidated Statement of Income, page 93

3.   We note your response to prior comment 15. Please clarify the following factors:

- Explain how you considered that the Lockheed Martin Shareholders could vote against the director candidates nominated for election, or to remove the entire board through their 50.5% majority voting interest. Clarify how a director is nominated for election and indicate whether the shareholders can nominate a director. Further, explain why the historical voting patterns for candidates to the Leidos board of directors is relevant considering the significant changes in shareholder composition and operations resulting from the merger. Indicate what your conclusion would be without this assumption. Clarify why you believe this assumption is valid while the combined company has changed along with the shareholder group. Also, explain how any overlapping shareholder interest impacted your analysis. Lastly, we note that in your response you state that the Leidos directors hold office only until the next annual meeting. Tell us how you considered whether control of the board is temporary and, therefore, may not be substantive.

- The relative size of the combining entities. In this regard, based on the information disclosed on pages 33 and 34, it appears that the historical revenues, income from continuing operations attributable to the company, and assets of Splitco are larger than Leidos. We refer you to ASC 805-10-55-13.

- Any premium over the pre-combination fair value of the equity interest of the combining entity. We note in your response you state that because the common stock of Splitco is not publicly traded, Leidos believes that the determination of whether Leidos paid a premium over the pre-combination fair value of the equity interests of Splitco is inherently less objective, and you did not perform a calculation of any premium over the pre-combination fair value of the equity interest of the combining entity. Please clarify the dollar value of the Lockheed Martin common stock that will be exchanged in the offering and the dollar value of the Splitco common stock that will be received in exchange for these shares, based on current circumstances, and how your took any difference into consideration.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements and the
Unaudited Supplemental Combined Financial Statements

Note 6: Reclassifications, page 103

4.   We note your response to prior comment 18. Please clarify whether these types of costs
        are also directly or indirectly reimbursable through the pricing of Leidos contracts. If so,
        clarify why Leidos does not also consider these types of costs applicable to revenue
        pursuant to Regulation S-X 5.03(b)2 and why they are not classified as cost of sales. If
        there are differences in the types of costs that are reimbursable under Leidos contracts
        and Splitco contracts, tell us if you considered having different accounting policies
        depending on these factors.

Opinion of Leidos' Financial Advisor, page 134

5.   We note the disclosure added at the bottom of page 136 in response to prior comment 25
        regarding why Leidos' financial advisor did not believe an analysis of comparable
        transactions was warranted in preparing its fairness opinion. Please explain how Citi
        concluded that other transactions were not sufficiently comparable to your proposed
        transaction because the "implied transaction multiples derived from such other
        transactions generally are less reflective of the relative values of the companies or
        business involved in such transactions, which was the focus of Citi's analysis."

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Katherine Wray,
Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information
                                        Technologies and Services

cc: Glen Campbell
        Hogan Lovells US LLP